中远投资(新加坡)有限公司
COSCO CORPORATION (SINGAPORE) LIMITED
9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com[redacted]

SINGAPORE

04010489

From Secretary's Office: 47 Hill Street #
Chinese Chamber of Commerce & Industry 1
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/LK/JL **Exemption ~~No. 33-91910~~**

28 February 2004

04 MAR 11 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Dear Sirs

COSCO ~~CORPORATION~~ Investment (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date of Announcement	Description of Announcement
23 February 2004	Notification to the Singapore Stock Exchange Securities Trading Limited on the appointment of a relative of a Director, Chief Executive Officer or substantial shareholder of the issuer to a managerial position in the issuer or any of its principal subsidiaries pursuant to Rule 704 (11) of the Listing Rules
23 February 2004	Notice of Changes in Subsidiary Director's Interests

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 3/11

encs

COSCO CORPORATION (SINGAPORE) LIMITED

04 MAR 11 AM 7:21

Notification to the Singapore Exchange Securities Trading Limited on the appointment of a relative of a Director, Chief Executive Officer or Substantial Shareholder of the issuer to a managerial position in the issuer or any of its principal subsidiaries pursuant to Rule 704(11) of the Listing Rules

Pursuant to Rule 704(11), we give below a list of the managerial positions occupied by a relative of a director, chief executive officer and/or substantial shareholder of Cosco Corporation (Singapore) Limited ("the Company") and its principal subsidiaries as at 31 December 2003:-

Name	Age	Family relationship with any director, chief executive officer and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Sia Yong	76	Father of Sia Eng Beng	Director (1989) and Vice Chairman (1997) of subsidiary, Costar Shipping Pte Ltd	N/A
Sia Eng Beng	45	Son of Sia Yong	Director of subsidiary, Costar Shipping Pte Ltd (1989) Director of subsidiary, CNF Shipping Agencies Pte Ltd (2000)	N/A

The following directors of the Company have confirmed that as at 31 December 2003, they do not have any relatives who are holding managerial positions in the Company and its principal subsidiaries:-

Directors of the Company

Wei Jia Fu
Ji Hai Sheng
Tom Yee Lat Shing
Dr Wang Kai Yuen
Er Kwong Wah
Sun Yue Ying
Yao Hong
Zhou Lian Cheng
Li Jian Hong
Gu Qi Chang (Alternate director to Wei Jia Fu)
Ye Bin Lin (Alternate director to Sun Yue Ying)
Li Jian Xiong (Alternate director to Li Jian Hong)
Liu Detian (Alternate director to Zhou Lian Cheng)

Directors of the Subsidiaries

Liu Hong Hai
Lau Yew Choong
Poh Hee Boon
Chen Yong
Lee Fook Choy
Tew Pee Seng
Au Yin Leng
Yang Xiao Feng
Li Mei

Submitted by Mr Li Jian Xiong, Alternate Director on 23/02/2004 to the SGX

NOTE: This form is for the purpose of Listing Rule 704(3). Completion of this form does not necessarily mean that Section 83 of the Companies Act has been complied with.

COSCO CORPORATION (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

PART I [Please complete this Part]

1. Date of notice to issuer: 20/02/2004

2. Name of Director: Lau Yew Choong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.

[Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.

[Please complete Parts III and IV]

PART II

1. Date of change of interest: 19/02/2004

2. Name of Registered Holder: Lau Yew Choong

3. Circumstance(s) giving rise to the interest or change in interest: Others

Please specify details: Exercise of share options under Cosco Group Employee's Share Option Scheme

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	869,000
As a percentage of issued share capital:	0.1
No. of shares which are the subject of this notice:	220,000
As a percentage of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20 @ 150,000 shares $0.2288 @ 70,000 shares
No. of shares held after the change:	1,089,000
As a percentage of issued share capital:	0.12

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. **A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.**

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	869,000	
As a percentage of issued share capital:	0.1	
No. of shares held after the change:	1,089,000	
As a percentage of issued share capital:	0.12	

Note: Mr Lau Yew Choong is a director of the following subsidiaries:
CNF Shipping Agencies Pte Ltd
Costar Agencies (M) Sdn. Bhd.
CNF Shipping (M) Sdn. Bhd.

We received notice of transaction on 23 February 2004.

Submitted by Mr Li Jian Xiong, Alternate Director on 23/02/2004 to the SGX